UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 7)*

Harte Hanks, Inc.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

416196202
(CUSIP Number)

Greg Lempel
2727 Kirby Drive, Unit 29L
Houston, Texas 77098
713-482-2196
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSON
BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSON
BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSON
FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
513,502
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
513,502
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
50,000
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
50,000
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON
Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
660,000
	8	SHARED VOTING POWER
- 0 -
	9	SOLE DISPOSITIVE POWER
660,000
	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
660,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9%
14	TYPE OF REPORTING PERSON
IN

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D originally filed by the undersigned on January 12, 2018 (as amended, the “Schedule 13D”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented and superseded, as the case may be, with the addition of the following:

In Amendment No. 6 to the Schedule 13D, the Reporting Persons reported their intention to nominate one or more nominees for election to the board of directors (the “Board”) of the Issuer at the upcoming annual meeting of stockholders, currently scheduled to take place on June 23, 2021 (or any adjournment or postponement thereof) (the “2021 Annual Meeting”).

On May 14, 2021 (the “Effective Date”), following discussions between Mr. Radoff and the Issuer, the Reporting Persons entered into a Cooperation Agreement (the “Agreement”) with the Issuer, pursuant to which the Board will take such actions as are necessary to increase the size of the Board by at least one director, appoint Mr. Radoff to the Board as a director to fill the newly created vacancy within five days of the Effective Date and nominate Mr. Radoff as part of the Board’s slate for election at the 2021 Annual Meeting. The Issuer agreed to use its reasonable best efforts to cause Mr. Radoff to be elected to the Board at the 2021 Annual Meeting, including (i) recommending that the Issuer’s stockholders vote in favor of Mr. Radoff’s election, (ii) including Mr. Radoff in the Issuer’s proxy statement and proxy card for the 2021 Annual Meeting and (iii) otherwise supporting Mr. Radoff for election to the Board in a manner that is no less rigorous and favorable than the manner in which the Issuer supports its other nominees in the aggregate. Following the 2021 Annual Meeting, Mr. Radoff will be subject to the same conditions for re-nomination and election as any other director. Under the Agreement, the Board will accept Evan Behrens’ resignation from brthe Board following the adjournment of the 2021 Annual Meeting.

Following his appointment to the Board and subject to compliance with all applicable stock exchange rules and the requirements of federal securities laws, the Board will appoint Mr. Radoff to serve as a member of the Board’s (i) Nominating and Corporate Governance Committee, (ii) Compensation Committee and (iii) Audit Committee (each of (i), (ii) and (iii) a “Board Committee” and, collectively, the “Board Committees”).

Under the Agreement, the Issuer agreed that Sarah Harte will be appointed as a board observer with the right to attend and fully participate in meetings and discussions of the Board and any Board Committee and, in connection therewith, to receive the same materials as are distributed to the members of the Board and the Board Committees. Ms. Harte will not have the right to vote on any matter presented to the Board or any Board Committee.

Mr. Radoff will be covered by the same indemnification, advancement of expenses and insurance provisions and coverage as are applicable to the Issuer’s current and former directors.

The Agreement will remain in effect until the earlier of (i) 30 days prior to the deadline for the submission of stockholder nominations for the annual meeting of stockholders held in 2022 (the “2022 Annual Meeting”) (such deadline, the “Nominating Deadline”) and (ii) 120 days prior to the first anniversary of the 2021 Annual Meeting (the effective date of termination, the “Termination Date”); provided, however, if the Board determines that the Issuer will re-nominate Mr. Radoff for election to the Board in connection with the 2022 Annual Meeting and notifies Mr. Radoff and the other Reporting Persons in writing no later than 45 days prior to such Nomination Deadline of such determination, then the Termination Date shall be the date that is the earlier of (i) 30 days prior to the Nomination Deadline for the annual meeting of stockholders to be held in 2023 and (ii) 120 days prior to the first anniversary of the 2022 Annual Meeting. If Mr. Radoff fails to be re-elected to the Board at any meeting held for the purpose of electing directors, the Termination Date shall be the date of such meeting at which Mr. Radoff failed to be re-elected. In addition, the Reporting Persons may earlier terminate the Agreement if the Issuer commits a material breach of the Agreement that is not cured within 15 days after the Issuer’s receipt of written notice thereof from the Reporting Persons or, if impossible to cure within 15 days, which the Issuer has not taken any substantive action to cure within such 15-day period. The Issuer may earlier terminate the Agreement if a Reporting Person commits a material breach of the Agreement that is not cured within 15 days after Reporting Persons receipt of written notice thereof from the Issuer or, if impossible to cure within 15 days, which the Reporting Persons have not taken any substantive action to cure within such 15-day period.

During the term of the Agreement, the Reporting Persons agreed to vote all of their shares of the Issuer’s common stock at all annual and special meetings of the Issuer’s stockholders in accordance with the Board’s recommendations, other than on any proposals involving an extraordinary transaction such as a merger, sale or recapitalization of the Issuer. In addition, the Reporting Persons agreed to certain customary standstill provisions, which would expire on the Termination Date, including restrictions relating to the preparation for, or initiation or support of, proxy contests and other forms of activist campaigns and restrictions on the acquisition by the Reporting Persons of more than 12.5% of the then issued and outstanding shares of common stock of the Issuer.

The Issuer agreed to reimburse the Reporting Persons for certain expenses incurred in connection with the Agreement.

The foregoing description of the Agreement is a summary and is qualified in its entirety by reference to the executed Agreement, which is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The Reporting Persons have, from time to time, engaged in discussions with the Board and its representatives regarding the Issuer’s Board composition, management, direction and other matters. The Reporting Persons may continue to discuss such matters with the Board, or with management of the Issuer, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 14, 2021, BLR Partners and the Issuer entered into the Agreement, defined and described in Item 4 above and attached as Exhibit 99.1 hereto. The description of the Agreement contained in Item 4 of this Amendment No. 7 is incorporated by reference in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1      Cooperation Agreement by and between Harte Hanks, Inc. and BLR Partners LP, BLRPart, LP, BLRGP Inc., Fondren Management, LP, FMLP Inc., the Radoff Family Foundation and Bradley L. Radoff, dated May 14, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2021

BLR Partners LP

By:	BLRPart, LP
General Partner

By:	BLRGP Inc.
General Partner

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

BLRPart, LP

By:	BLRGP Inc.
General Partner

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

Fondren Management, LP

By:	FMLP Inc.
General Partner

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
Name: Bradley L. Radoff
Title: Director

/s/ Bradley L. Radoff
Bradley L. Radoff